EXHIBIT 99.34

Emerald Health Therapeutics Appoints Chief Executive Officer

Riaz Bandali has driven innovation, sales, and profitability in a number of global life science companies

Emerald also adds Chief Commercial Officer

VICTORIA, British Columbia, July 30, 2019 (GLOBE NEWSWIRE) -- Emerald Health Therapeutics, Inc. (“Emerald”) (TSXV: EMH; OTCQX: EMHTF) has appointed Riaz Bandali as Chief Executive Officer. Mr. Bandali has over 25 years of experience in life sciences, with expertise in global operations, strategy development, innovation cultivation, M&A, and investment management spanning contract clinical and research services, analytical instrumentation, lab services and venture capital. Mr. Bandali most recently served as President, Early Phase Clinical Services, for Syneos Health, an international clinical research organization.

“Mr. Bandali has driven the vision, strategy, innovation and execution of growth plans in a number of life sciences enterprises. He has managed rapidly growing businesses and global teams of over 900 people to achieve significant sales growth and profitability – and he has a meticulous focus on process and the bottom-line,” said Dr. Avtar Dhillon, Executive Chairman and President of Emerald. “Emerald has implemented unique infrastructure and strategic partnerships to form the foundation for its growth in the emerging global legal cannabis and cannabinoid market, and Riaz is very well-equipped to lead our team to leverage and build on our competitive positioning with the goal of achieving growing, sustainable, and profitable revenue streams.”

Mr. Bandali previously served as President, Early Stage Development, inVentiv Health Clinical; SVP, Strategy and Business Development, AB Sciex and Molecular Devices; Vice President and General Manager, Global Early Stage Development at MDS Pharma Services; and Venture Partner and Vice President, MDS Capital.

Mr. Bandali holds a Master of Business Administration from McGill University, a Bachelor of Science from the University of British Columbia and has completed the Advanced Management Program at the Harvard Business School.

Expansion of Emerald’s C-suite

Emerald has also appointed Thierry Schmidt as its Chief Commercial Officer. Mr. Schmidt will oversee all sales, marketing, and product development for Emerald. He is a marketing, brand/product management, sales, and business development expert who brings over twenty years of consumer goods experience, having worked at L’Oréal, Avon, and British American Tobacco. Mr. Schmidt will maintain his current position as President of Verdélite, Emerald’s cannabis cultivation, production and packaging facility in St. Eustache, Quebec.

“We have committed significant resources to the construction and launch of our Pure Sunfarms joint venture, which we believe is a leader among Canadian cannabis greenhouse operations. We have also substantially completed the build-out of other strategic operating assets and partnerships and are preparing to move them into commercialization ramp-up,” said Dr. Dhillon. “As we advance our product innovation and development initiatives focused on differentiated, value-added products serving consumers seeking both recreational and wellness benefits, we are pleased to have Thierry’s expertise and energy contributing to these important next steps of our growth plan.”

Avtar Dhillon, MD, will continue in his role as Executive Chairman and President. Rob Hill and Sean Rathbone will continue in their respective roles as Chief Financial Officer and Chief Operating Officer.

The appointments of Messrs. Bandali and Schmidt are subject to the customary approval of the TSX Venture Exchange.

About Emerald Health Therapeutics, Inc.

Emerald Health Therapeutics, Inc. is a Canadian licensed producer of cannabis products, with strategic initiatives focused on differentiated, value-added product development for medical and adult-use customers supported by novel intellectual property, large-scale cultivation, extraction, and softgel encapsulation, as well as unique marketing and distribution channels. Its 50%-owned Pure Sunfarms operation in British Columbia has reached its full run-rate annual production of approximately 75,000 kg in its first 1.1 million square foot greenhouse Delta 3 operation; a second 1.1 million square foot greenhouse is planned to be in full production by the end of 2020. Emerald’s two other wholly-owned facilities in Québec, a high-quality indoor growing and processing facility, and in British Columbia, an organic greenhouse and outdoor operation, are completing construction and are working toward final permitting. Emerald has also contracted for approximately 1,200 acres of hemp annually in 2019 to 2022 with the objective of extracting low-cost CBD. Its team is highly experienced in life sciences, product development, large-scale agri-business, and marketing.

Please visit www.emeraldhealth.ca for more information or contact:

Rob Hill, Chief Financial Officer
(800) 757 3536 Ext. # 5

Emerald Investor Relations
(800) 757 3536 Ext. #5
invest@emeraldhealth.ca

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements: Certain statements made in this press release that are not historical facts are forward-looking statements and are subject to important risks, uncertainties and assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements. Such statements include obtaining required regulatory approvals; production and processing capacity of various facilities; expansion of facilities; obtaining additional cultivation license; production at various facilities; receipt of hemp deliveries; and anticipated production costs.

We cannot guarantee that any forward-looking statement will materialize, and readers are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements involve risks and uncertainties related to, among other things, changes of law and regulations; changes of government; failure to obtain regulatory approvals; failure to obtain necessary financing; results of production and sale activities; results of scientific research; regulatory changes; changes in prices and costs of inputs; demand for labour; demand for products; failure of counter-parties to perform contractual obligations; as well as the risk factors described in the Company’s annual information form and other regulatory filings. The forward-looking statements contained in this press release represent our expectations as of the date hereof. Forward-looking statements are presented for the purpose of providing information about management's current expectations and plans and allowing investors and others to obtain a better understanding of our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes. The Company undertakes no obligations to update or revise such statements to reflect new circumstances or unanticipated events as they occur, unless required by applicable law.